Holli C. Nichols

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

Holli.Nichols@dynegy.com

(713) 767-8477 (phone)

(713) 767-5181 (fax)

October 13, 2008

Via Edgar and Facsimile

202-772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington D.C. 20549-3561

Attention:	Jennifer Thompson, Branch Chief

Re:	Dynegy Inc. (“Dynegy”)
File No. 1-33443

Dynegy Holdings Inc. (“DHI”; together with Dynegy, the “Company”)

File no. 0-29311

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 8-K Filed August 7, 2008

Ladies and Gentlemen:

This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 29, 2008 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2007 and Dynegy’s Form 8-K filed August 7, 2008. For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below such comment is the Company’s response.

The Company has discussed the responses included in this letter to the Commission with the Chairman of the Audit and Compliance Committee of Dynegy’s Board of Directors. We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of the information, the Staff does not concur with our analysis.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 50

Year Ended 2007 Compared to Year Ended 2006, page 55

1.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, where you explain that the $356 million increase in revenues and $192 million increase in cost of sales for the GEN-MW segment is due to higher volumes, increased market prices, and improved pricing as a result of the Illinois reverse power procurement auction, please quantify the individual impact on revenues and on cost of sales of each item you list as contributing to the increase. Additionally, if there are factors other than the change in gross profit that contribute to the change in each segment’s operating income, please ensure that you explain these to your readers. In this regard, we note you have briefly addressed depreciation, but you do not appear to have addressed impairment or gain on sale of assets where relevant.

Response:

The Company quantifies only the individual impact on revenues and on cost of sales of items that contribute to changes if such impact can be directly traced to the accounting records. For example, mark-to-market losses and the $25 million Illinois rate relief charge are both items that are discretely reflected in the accounting records. However, due to the nature of the Company’s business, the Company’s accounting records are complex and contain a very large volume of transactions that do not readily lend themselves to quantifying with precision the components of the changes to gross profit that are directly attributable to changes in pricing, changes in volumes, etc.

While the Company’s business model is similar to that of a manufacturing model, the power generation business is extremely complex, in terms of the volume of transactions and the number of parties involved in the markets that the Company serves, such that a traditional “price-volume” type of analysis is not always feasible. Many of the Company’s facilities operate only for short periods at various times during the year, taking advantage of periodic spikes in the spread between the price of power and the cost to produce power. Because the volume produced is dependent on the pricing, any determination as to whether changes in results year over year are due to lower/higher volumes, or lower/higher prices, would be arbitrary. As to the GEN-MW segment, it is difficult to compare the revenues and costs attributable to the Illinois reverse power procurement auction (the “Auction”) in 2007 to the same types of revenues and costs incurred in 2006, due to significant differences in the structure of contracts in 2006 versus the contracts resulting from the Auction. The Auction resulted in a highly customized, bundled product for a specific volume. The product included various services and the production of power and ancillary services, as well as the assumption of risks that were previously born by power purchasers. During 2006, different products were sold to different customers, with different volumes. Accordingly, attributing a specific dollar amount to the impact of the Auction may be arbitrary and subject to many assumptions.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

It is important to note that the Company’s commercial and operating models allow the Company to validate changes in results directionally and with a fair degree of accuracy. However, these models are not subject to the same level of internal controls as the Company’s accounting records, and thus the Company does not believe that including amounts that are generated from these systems in its MD&A would be appropriate. The Company believes that the description of factors that contributed to changes in result of operations, as well as the provision of operational data, enables readers to obtain a full understanding of the Company’s results of operations.

Where factors that contributed to the change in each segment’s operating income can be quantified with support from the Company’s accounting records, management has included that information. For example:

•

For the year ended December 31, 2007, the $39 million gain on sale of assets, net recognized by the GEN-MW segment is explained in the last paragraph on page 55: “Operating income for 2007 included a $39 million pre-tax gain related to the partial sale of our ownership interest in PPEA Holdings.”

•

For the year ended December 31, 2006, the $100 million pre-tax impairment charge recognized by the GEN-MW segment is explained in the last paragraph on page 55: “Operating income for 2006 included a $110 million pre-tax impairment charge related to the Bluegrass generation facility, due to changes in the market that resulted in economic constraints on the facility.”

•

For the year ended December 31, 2006, the $9 million pre-tax impairment charge recognized by the GEN-WE segment is explained in the first full paragraph on page 57: “In addition, during 2006, we recorded a $9 million impairment of our Rockingham facility, resulting from the announcement of our sale of the facility.”

In future filings, the Company proposes to continue to provide disclosure in the same manner as described above.

Item 9A. Controls and Procedures, page 87

Evaluation of Disclosure Controls and Procedures, page 87

2.

We note your conclusion that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the consolidated enterprise’s SEC reports is recorded, processed, summarized within the time periods specified by the SEC. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Response:

In future filings, the Company will conclude that its disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.

Changes in Internal Controls Over Financial Reporting, page 88

3.

We note your discussion of changes in the consolidated enterprise’s internal control over financial reporting. It is unclear to us why you did not provide this disclosure for both Dynegy and DHI, similar to your other disclosures within Item 9A. Please confirm that you will provide this disclosure for both registrants in future filings or explain to us in detail why your current disclosure is appropriate.

Response:

The Company intended “consolidated enterprise” to refer to both Dynegy and DHI. As that was unclear, in future filings, the Company will change its disclosure to refer to “Dynegy and DHI” rather than “the consolidated enterprise.”

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-4

4.

We note that PricewaterhouseCoopers dual-dated their audit opinions for both Dynegy and DHI for the effects of discontinued operations. Please tell us why PricewaterhouseCoopers used significantly different dates on the opinions of Dynegy and DHI for the disposition of CoGen Lyondell. In this regard, we assume that the fourth quarter adjustment to the amount of goodwill allocated to this disposal would be reflected on both Dynegy’s and DHI’s books.

Response:

In the second quarter 2007, a subsidiary of the Company entered into an agreement to sell CoGen Lyondell. At such time, the requirements included in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to report the results of the operations of CoGen Lyondell in discontinued operations were met for both Dynegy and DHI. Accordingly, the results of operations for CoGen Lyondell were included in discontinued operations in the Form 10-Q for the period ended June 30, 2007. Furthermore, prior period amounts in those filings were recast to reflect the results of operations of CoGen Lyondell in discontinued operations.

In August 2007, DHI filed a Registration Statement on Form S-4 to register offerings of 7.5% Senior Unsecured Notes due 2015 and 7.75% Senior Unsecured Notes due 2017. DHI also filed a Form 8-K on August 16, 2007, which included its 2006 financial statements, as recast to reflect the operations of CoGen Lyondell in discontinued operations, among other things. Accordingly, PricewaterhouseCoopers LLP (“PwC”) performed additional audit procedures and reissued its 2006 audit opinion for DHI with a dual date on August 16, 2007, which audit opinion was included in the Form 8-K.

As the Form S-4 and related Form 8-K were filed by DHI, there was no filing requirement for Dynegy at that time. As a result, PwC waited until February 2008 to perform the additional audit procedures on the Dynegy financial statements, in conjunction with issuing their consent for the inclusion of their 2006 audit opinion for Dynegy in its Form 10-K for the year ended December 31, 2007.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

You are correct when you assume that the fourth quarter 2007 adjustment to the amount of goodwill allocated to this disposal is reflected on both Dynegy’s and DHI’s books.

Note 2 - Summary of Significant Accounting Policies - Unconsolidated Investments, page F-18

5.

We read that any excess of your investment in affiliates as compared to your share of the underlying equity that is not recognized as goodwill is amortized over the estimated economic service lives of the underlying assets, or, in the instances where the useful lives cannot be determined, are assessed each reporting period for impairment or to determine if the useful life can be estimated. Please tell us whether this statement refers to identifiable other intangible assets. If not, please explain the meaning of this statement to us in reasonable detail. Please consider clarifying this matter to your readers, as the current disclosure may be unclear.

Response:

The Company’s accounting policy for unconsolidated investments says, in part, “Any excess of our investment in affiliates, as compared to our share of the underlying equity that is not recognized as goodwill, is amortized over the estimated economic service lives of the underlying assets, or, in the instances where the useful lives can not be determined, are assessed each reporting period for impairment or to determine if the useful life can be estimated.” This statement refers to identifiable other intangible assets that represent the excess of the fair value of Dynegy’s investment in DLS Power Development (“DLS”) and the Company’s investment in Sandy Creek over the respective entity’s share of their underlying equity. The investments were acquired in connection with Dynegy’s merger with LS Power on April 2, 2007. The fair value of the investments was determined to be $83 million, and Dynegy’s share of their underlying equity was significantly less.

There is further discussion of these amounts in Note 12—Variable Interest Entities—DLS Power Holdings and DLS Power Development and Note 12—Variable Interest Entities—Sandy Creek, beginning on page F-44. That discussion is included below:

“...A substantial portion of the purchase price allocated to these investments, and the equity investment at December 31, 2007, represents Dynegy’s estimate of its proportionate share of the fair value of the underlying intangible assets associated with each of the development projects in excess of the equity of the underlying assets. Depending on the outcome of each development project, Dynegy could be required to record an impairment to its investment related to these intangible assets....”

“...Dynegy’s 50 percent interest in SCH, as well as a related intangible asset of approximately $23 million, were subsequently contributed to a wholly owned subsidiary of DHI. This contribution was accounted for as a transaction between entities under common control. As such, DHI’s investment in SCH, as well as the related intangible asset, were recorded by DHI at Dynegy’s historical cost on the acquisition date. DHI’s investment in SCH is included in GEN-WE....”

In future filings, in order to clarify the policy discussion, the Company will clarify its accounting policy as follows: “Any excess of our investment in affiliates, as compared to

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

our share of the underlying equity that is not recognized as goodwill, that represents identifiable other intangible assets is amortized over the estimated economic service lives of the underlying assets, or, in the instances where the useful lives can not be determined, are assessed each reporting period for impairment or to determine if the useful life can be estimated.” Furthermore, the Company will add the following cross reference in Note 2: “Please see Note 12—Variable Interest Entities for a discussion of unconsolidated investments where our investment exceeds our share of the underlying equity.”

Note 3 - Business Combinations and Acquisitions, page F-26

Note 4 - Dispositions, Contract Terminations and Discontinued Operations, page F-31

6.

We note the discussion on page F-30 of your 2006 acquisition of NRG’s 50% interest in Rocky Road, and we note the discussion on page F-31 of your simultaneous sale to NRG of your 50% interest in West Coast. Based on these disclosures, it appears that you and NRG swapped equal and offsetting amounts of cash as part of these asset exchanges, since we note your statements that you acquired Rocky Road for $165 million, net of cash acquired, and that you sold West Coast for $165 million, net of cash acquired. If our understanding is correct, it is unclear to us that the cash component of these transactions has substance, and this effectively would appear to be a nonmonentary exchange of assets. Please explain to us in reasonable detail how you accounted for these transactions and the accounting guidance that you replied upon, including whether you followed the guidance in APB 29. Also tell us why your cash flow statement reflects proceeds received from this asset exchange of $165 million in investing cash flows, since it appears that the net proceeds you received from this acquisition and sale were zero.

Response:	The following summarizes the two transactions.

On March 31, 2006, Dynegy acquired the remaining 50% interest in Rocky Road Power LLC (“Rocky Road”) from NRG by purchasing the Membership Interests pursuant to a purchase agreement (“PA”) between the parties. In accordance with the provisions of the PA, Dynegy paid NRG approximately $45 million to acquire its ownership interests in Rocky Road. Simultaneously, Dynegy also sold its 50% interest in West Coast Power LLC (“WCP”) to NRG pursuant to a separate sales agreement (“SA”). In accordance with the provisions of the SA, Dynegy received approximately $205 million from NRG for its ownership interest in WCP. The net cash proceeds received by Dynegy for the two transactions totaled $165 million.

SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” (“SFAS 153”) governs exchanges of assets subsequent to June 15, 2005. Under SFAS 153, exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged except for exchanges of nonmonetary assets that do not have commercial substance.  Due to the large amount of “boot” involved ($165 million, net), the exchange was deemed to have commercial substance, and therefore was measured and accounted for at fair value. This is further supported by EITF 01-02, “Exchanges Involving Monetary Consideration,”Issue 8(a), which says that a “transaction should be considered monetary (rather than nonmonetary) if the boot is significant, and agreed that

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

‘significant’ should be defined as at least 25 percent of the fair value of the exchange. As a monetary transaction, both parties would record the exchange at fair value.”

As noted above, since the net proceeds received from the acquisition and sale were $165 million, those proceeds are reflected on Dynegy’s and DHI’s cash flow statement as investing cash flows.

In future filings, the Company will revise its disclosure of these transactions, in order to clarify that the net cash proceeds received was $165 million, not zero. The Company’s disclosure will be revised as follows:

Note 3—Business Combinations and Acquisitions

Rocky Road. On March 31, 2006, contemporaneous with our sale of our interest in WCP (Generation) Holdings LLC (“West Coast Power”), we completed our acquisition of NRG’s 50 percent ownership interest in Rocky Road Power, LLC (“Rocky Road”), the entity that owns the Rocky Road power plant, a 330-megawatt natural gas-fired peaking facility near Chicago (of which we already owned 50 percent)~~, for proceeds of $165 million, net of cash acquired~~. As a result of the two transactions, we received net proceeds of $165 million, net of cash acquired. In addition, we became the primary beneficiaryof the entity as provided under the guidance in FIN No. 46(R), and thus consolidated the assets and liabilities of the entity at March 31, 2006. Please read Note 4—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power and Note 11—Unconsolidated Investments for further discussion.

Note 4—Dispositions, Contract Terminations and Discontinued Operations

Dispositions and Contract Terminations

West Coast Power. On March 31, 2006, contemporaneous with our purchase of Rocky Road, we completed the sale to NRG of our 50 percent ownership interest in West Coast Power, a joint venture between us and NRG which has ownership interests in the West Coast Power power plants in southern California totaling approximately 1,800 MW~~, for proceeds of approximately $165 million, net of cash acquired.~~ As a result of the two transactions, we received net proceeds of $165 million, net of cash acquired. We did not recognize a material gain or loss on the sale. Pursuant to our divestiture of West Coast Power, we no longer maintain a significant variable interest in the entity as provided by the guidance in FIN No. 46(R). Please read Note 3—Business Combinations and Acquisitions—Rocky Road and Note 12—Variable Interest Entities for further discussion.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Note 19 - Commitments and Contingencies, page F-64

General

7.

We note your disclosure on page 17 that a number of your facilities contain quantities of asbestos-containing materials, lead-based paint and/or other regulated materials. Please confirm to us, if true, that you do not have any class-action lawsuits alleging injury to your employees or others as a result of exposure to these materials. If our assumption is incorrect, please explain to us how you determined disclosures about this matter were not needed in the footnotes to your financial statements. Refer to SAB Topic 5:Y.

Response:

The Company confirms that it is not a defendant in any class-action lawsuits alleging injury to its employees or others as a result of exposure at its facilities to asbestos-containing materials, lead-based paint and/or other regulated materials.

8.

We note your disclosure on pages 16 and 17 concerning CERCLA, and we note your discussion of the recognition of any joint and several liability on page F-21. We assume that these references indicate that you have been named as a Potentially Responsible Party at a Superfund site. If our understanding is correct, please tell us how you determined additional disclosures about this matter were not needed in the footnotes to your financial statements. Refer to Question 2 of SAB Topic 5:Y. If our assumption is incorrect, please explain to what you are referring when you discuss joint and several liability in Note 2.

Response:

The Company included the joint and several liability language in order to explain how it would account for a liability if it were named as a Potentially Responsible Party at a Superfund site. We understand that, under Question 2 of SAB Topic 5:Y, the Staff believes that “product and environmental remediation liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent financial statements from being misleading . . . .” However, as detailed below, we have three cases pending, none of which the Company believes to have material liability, a reasonable possibility that a loss will exceed the amounts already recognized, or would be material to a decision to buy or sell the Company’s securities. The three cases in which various entities have been named as Potentially Responsible Parties, all of which the Company has deemed to be immaterial are: 1) In the Matter of Gibson Environmental, Inc. (“Gibson”); 2) In the matter of Malone Service Company Superfund Site (“Malone”); and 3) San Angelo Electric Service Company (SESCO) Site De Minimis Settlement (“San Angelo”).

Gibson – The Company received notice as a Potentially Responsible Party in October 2001. At that time, the Company established a reserve to cover potential liability and determined any liability would be immaterial to the Company and thus need not be disclosed. In May 2002, a subsidiary of the Company paid $211,458 and has made a subsequent payment of approximately $9,000. The amounts paid have been immaterial, and the Company believes that the liability has decreased substantially, largely due to additional parties being identified and other payments already made by de minimis settlers.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Malone – On June 17, 2008, a subsidiary of the Company entered into an Administrative Order on Consent requiring payment of $12,006 to settle its potential liability. The Company deemed this liability to be immaterial.

San Angelo – On February 17, 2006, the Company entered the Settlement Agreement and Release Among the SESCO Site Working Group members, and Certain De Minimis Parties and paid $3,500 to the SESCO Site Working Group. The Company deemed this liability to be immaterial.

Legal Proceedings, page F-64

9.

We note discussion of legal proceedings under which you could be required to install a closed cycle cooling system at each of your Danskammer, Roseton, and Moss Landing plants. Given your repeated statements that an adverse judgment in these proceedings could have a material adverse effect on your financial condition, results of operations and cash flows, please tell us how you considered providing your readers with some insight into the cost of installing such a system as this would provide better context for your current disclosure. Additionally, given that these proceedings appear to center around whether a closed cycle cooling system is the "best technology available" for purposes of the Clean Water Act, please tell us how you considered discussing whether any of your other plants could be impacted if you were to receive an adverse judgment in one of these proceedings. With reference to your disclosures on page 16, if you do not believe an adverse judgment at one of these plants would impact BTA conclusions at any other plant due to the EPA's guidance that these matters should be evaluated on a case-by-case best professional judgment basis, please consider clarifying this to your readers within this footnote.

Response:

The Company would consider whether to fund the costs of installing the closed cycle cooling systems as it would any other necessary capital expenditure, should it become a requirement. The Company therefore does not disclose the costs of installing such a system because any costs related to an adverse judgment would be a potential capital expenditure, not a liability. Although this capital expenditure may potentially occur, and its cost can be reasonably estimated, it is not within the scope of paragraph 8 of SFAS 5, “Accounting for Contingencies” (“SFAS 5”) because it is not a loss contingency. If the funds are spent, they would be capitalized as property, plant and equipment, rather than expensed as a loss.

An adverse ruling on any of the facilities could serve as precedent for other facilities; however, a decision would not be dispositive in other jurisdictions. Ultimately, the decision on each is a case-by-case decision and would again potentially result in a capital expenditure, not a liability. In future filings, the Company will clarify that the decision on each is a case-by-case decision and would potentially result in a capital expenditure.

Other Commitments and Contingencies, page F-69

10.	We note your discussion of the Midwest Consent Decree on page F-69. We have the following comments:

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

•	Based on your financial statements, it is unclear to us whether you accrued for this obligation when the settlement was finalized in 2005 or at any time since then.
o

If you have accrued for this settlement obligation, please tell us and disclose to your readers where the accrual and expense are classified in your financial statements and the amounts recorded for each year for which you present an income statement.

o

Otherwise, please explain to us in detail how you determined this liability did not meet the criteria of paragraph 8 of SFAS 5. In this regard, we would struggle to understand why the consent decree would not meet the criteria of indicating it was probable the liability had been incurred, and given the nature of this obligation and your disclosures on page 15 we would struggle to understand why the obligation could not be reasonably estimated.

•

Given your disclosure on page 15 of the material upward revision made in 2007 to your previous estimate, which we note primarily relates to current market increases in labor, material, equipment rental and related costs, it appears reasonably possible that your estimated liability could increase. You should quantify an estimate of the additional exposure or explain to us in detail why such an estimate cannot be provided.

•

Given your statement on page 15 that your estimated costs for this obligation include a number of assumptions and uncertainties that are beyond your control and given the materiality of this specific obligation to your financial statements, if you do not provide this information elsewhere, please consider addressing this specific obligation in your Critical Accounting Policies within MD&A, including providing a sensitivity analysis of reasonably likely changes to your assumptions, such as a change in your assumption that labor and material costs will increase at 4% per year over the remaining project term. We believe that such a sensitivity analysis would provide useful information to your readers.

Response:	The Company’s obligations under the Midwest Consent Decree (the “Consent Decree”) primarily consisted of the following categories:
•	A $9 million civil penalty;
•	$15 million of environmental mitigation projects; and
•	An agreement that the Company’s operating facilities would not be operated after specified dates unless certain pollution control equipment is installed.

Although the Consent Decree was not finalized until 2005, liabilities associated with it were accrued as they became probable and reasonably estimable through the course of discussions with the Illinois EPA. All loss contingencies were fully accrued prior to January 1, 2005, and therefore the related expenses are not included in the statements of operations for any of the periods presented in the Company’s 2007 Form 10-K. The liability for these obligations was included in Accrued liabilities and other current liabilities and Other long-term liabilities as discussed more fully below.

With respect to the $9 million civil penalty, the entire penalty was accrued as a short-term liability at December 31, 2004. Therefore, no expense was recorded in the statements of

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

operations for any of the periods presented in the Company’s December 31, 2007 Form 10-K. The penalty was paid during 2005, and the liability was reversed upon payment.

With respect to the $15 million of environmental mitigation projects, two different types of projects were outlined in the Consent Decree. Approximately $7.5 million of the funds were to be spent on various projects of benefit to the general public. The remaining $7.5 million was to be spent on pollution control equipment to be installed at the Company’s Vermilion Power Station. The Consent Decree further specified that if the Company decided not to install the specified pollution control equipment at its Vermilion Power Station for any reason, for example if management decided to cease operating the facility, the Company would be obligated to spend an additional $7.5 million on other environmental mitigation projects of benefit to the general public.

The entire $15 million associated with the environmental mitigation projects discussed above was accrued as a liability at December 31, 2004. Approximately $2 million was included in Accrued liabilities and other current liabilities, relating to projects that were expected to be completed during 2005. The remaining $13 million was included in Other long-term liabilities, relating to projects that were not required to be completed until 2007, and were not expected to be completed prior to December 31, 2005. Therefore, no expense was recorded in the statements of operations for any of the periods presented in the Company’s December 31, 2007 Form 10-K. All projects were completed by December 31, 2007, and therefore no amounts remained accrued at that date.

In addition to the payment of the civil penalty and completion of the environmental mitigation projects discussed above, under the Consent Decree the Company also agreed that certain of its operating facilities would not be operated after specified dates unless certain pollution control equipment is installed. The expected spending in connection with the construction of these capital assets is disclosed on page 15 of the Company’s December 31, 2007 Form 10-K. Although this capital program is probable to occur, and its cost can be reasonably estimated, it is not within the scope of paragraph 8 of SFAS 5 because it is not a loss contingency. When the funds are spent, they will be capitalized as property, plant and equipment, rather than expensed as a loss. The Company distinguishes these capital requirements from the $7.5 million Vermilion Power Station project for which a liability was established in that the capital program expenditures are not a penalty, but rather a cost of making capital improvements that will permit the Company to comply with environmental requirements. If the Company were to deem the cost of these capital improvements to be so great as to render the operation of the affected facilities uneconomical, the Company would have the option to cease to operate the facilities and forego the capital expenditures without incurring any further obligations under the Consent Decree.

Based on the fact that the Company’s estimate of the costs of the capital program contemplated in the Consent Decree is not an estimate of a liability, management does not consider it a significant accounting estimate. As it is not an accounting estimate, it is not discussed in the Company’s Critical Accounting Policies. However, given that the future capital expenditures are significant, the Company has disclosed information relative to the expenditures in its Forms 10-Q and 10-K. In future filings, the Company

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

will continue to update the estimate, as additional information about the cost of the program becomes available, as well as the related sensitivities associated with the estimate, to the extent such sensitivities are considered useful information.

Note 20 - Capital Stock, page F-72

11.

We read at the bottom of page F-75 that you entered an exchange transaction in 2006 with your Chairman and CEO. We note you cancelled 2,378,605 stock options and as consideration, granted 967,707 stock options with an exercise price equal to fair value at date of grant, and made a cash payment of approximately $5.6 million on January 15, 2007 for the in-the-money value of the vested options that were cancelled. We further note that you did not record any incremental compensation expense in connection with this transaction. Please tell us how you accounted for this transaction, including your basis in GAAP for you conclusion that no compensation expense was required to be recorded.

Response:

The cancelled options for the purchase of up to 2,378,605 shares of Dynegy’s common stock related to three different grants of stock options, some of which were vested, and some of which were unvested. Therefore, in order to determine the accounting treatment of the exchange transaction, it was necessary to split the transaction into three distinct transactions: (1) a settlement of vested options for cash; (2) an exchange of vested options for new unvested options; and (3) an exchange of unvested options for new unvested options. Furthermore, the cancelled options had been previously accounted for under two separate methodologies: (1) the fully vested options granted on October 23, 2002 used intrinsic value accounting to calculate stock option expense; and (2) the partially vested options granted on February 10, 2004 and January 19, 2005 used fair value accounting to calculate stock option expense. The following grid summarizes the accounting guidance followed by Dynegy for each transaction:

Grant Date	10/23/02		2/10/04 and 1/19/05
Vested Status	Vested		Vested		Unvested
Transaction	Settlement of options for cash	Exchange of options for new unvested options	Settlement of options for cash	Exchange of options for new unvested options	Exchange of options for new unvested options
Authoritative literature	FAS 123, para 195; FAS 123(R), para 55	FAS 123, para 195; FAS 123(R), para 56	FAS 123(R), para 55	FAS 123(R), para 56	FAS 123(R), para 56

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Accounting guidance

Modifications of awards for which pro forma disclosures were made should be accounted for as if the cost had been recognized under the fair value method.

The cash used to repurchase an equity award is charged to equity, to the extent the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.

Modifications of awards for which pro forma disclosures were made should be accounted for as if the cost had been recognized under the fair value method.

Cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification. Thus, incremental compensation cost shall be measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

The cash used to repurchase an equity award is charged to equity, to the extent the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.

Cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification. Thus, incremental compensation cost shall be measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

Cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification. Thus, incremental compensation cost shall be measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Conclusion based on proposed plan

As the cash settlement was equal to the fair value at the modification date, no incremental compensation expense was recognized. Furthermore, as the options were fully vested, there was no incremental compensation cost recognized for the unvested portion of the original award.

As the fair value of the replacement award was equal to the fair value of the cancelled award, no incremental compensation expense was recognized. Furthermore, as the options were fully vested, there was no incremental compensation cost recognized for the unvested portion of the original award.

As the cash settlement was equal to the fair value at the modification date, no incremental compensation expense was recognized. Furthermore, as the options were fully vested, there was no incremental compensation cost recognized for the unvested portion of the original award.

As the fair value of the replacement award was equal to the fair value of the cancelled award, no incremental compensation expense was recognized. Furthermore, as the options were fully vested, there was no incremental compensation cost recognized for the unvested portion of the original award.

As the fair value of the replacement award was equal to the fair value of the cancelled award, no incremental compensation expense was recognized. The compensation cost associated with the unvested portion of the award was recognized over the remaining service period (which was extended).

12.

We read at the bottom of page F-77 that you changed your expected volatility calculation in 2006 from a 10 year historical volatility to a three year historical volatility. Given that your expected option life is six years for both 2006 and 2007, please explain to us in reasonable detail how you determined it was appropriate to use a volatility period that is half of the expected option life, and tell us the accounting guidance upon which you are relying.

Response:

Management understands that the historical volatility period should, in general, align with the expected option term. However, given Dynegy's very volatile stock price history prior to 2003, management does not believe that stock price data prior to 2003 is representative of future volatility. After Dynegy’s stock price traded at prices below $20 per share from 1994 through 1999, its stock price rose to over $79 per share in the second quarter of 2000. Then, by late 2002, its stock was trading at under $1 per share. Beginning in 2002, the Company engaged in a restructuring process and exited the customer risk management business, which was the source of much of the Company’s earnings volatility and consequently Dynegy’s stock price volatility. Management views the period after 2002 as a new direction for the Company and more representative of Dynegy’s current and future stock volatility. Management does not expect volatility similar to that experienced in 2000 through 2002, as the Company is no longer engaged in the activities that contributed to this volatility.

Management has analogized its situation to that described in SFAS 123R, “Share-Based Payment” paragraph A32.a, “...an entity might disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term . . . .”

Furthermore, management believes the guidance set forth in SAB Topic 14D.1.5 also applies in the situation. “In some instances, due to a company's particular business situations, a period of historical volatility data may not be relevant in evaluating expected volatility.   In these instances, that period should be disregarded. The staff believes that if Company B disregards a period of historical volatility, it should be prepared to support its conclusion that its historical share price during that previous period is not relevant to estimating expected volatility due to one or more discrete and specific historical events and that similar events are not expected to occur during the expected term of the share option. The staff believes these situations would be rare.”

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Thus, management elected in 2006 to use three years of historical volatility with daily price observations, as recommended by SAB 107 for volatility periods less than three years. In 2007, management added 2006 stock price data to our expected volatility calculation, resulting in a four year historical volatility. In future filings, we will clarify our disclosure with regard to this volatility period.

Schedule II, page F-98

13.

Please refer to your presentation of the allowance for doubtful accounts on Schedule II for Dynegy and DHI. With reference to the amounts shown for 2006, please explain to us what is represented by the negative amount charged to costs and expenses and the significant amount in the deduction column. For the amount charged to the other accounts, please tell us what this represents, identify the accounts to which this amount was charged, and tell us why it was not charged to bad debt expense. With reference to the amounts shown for 2007, please tell us what is represented by the negative amount charged to other accounts, including whether this is a partial reversal of the amounts charged to other accounts in 2006, and tell us what other accounts were affected. In future filings, if you have significant balances in your rollforward that may not be easily understandable, such as these, please add a foot note to the bottom of your schedule to explain these amounts to your readers.

Response:	With reference to the amounts shown for 2006:
•

The negative amount in the “charged to costs and expenses” column for 2006 primarily represents the reversal of previously reserved receivables, for which settlements were later agreed upon. As a result, the Company revised its estimates of the uncollectible portion of these receivables, and recorded a credit to either bad debt expense or discontinued operations, depending on the nature of the underlying receivable.

•

The positive amount shown in the “charged to the other accounts” column primarily represents the establishment of an allowance for doubtful accounts against Enron Capital and Trade Resources Limited (“ECTRL”) on our U.K. entity as the result of a bankruptcy settlement. The settlement is more fully described in Note 17—Commitments and Contingencies—Enron Trade Credit Litigation to our 2006 Form 10-K.

•

The negative amount in the “deductions” column primarily represents the write-off of certain uncollectible receivables, which were previously reserved, as the result of a bankruptcy settlement, which is more fully described in Note 17—Commitments and Contingencies—Enron Trade Credit Litigation to our 2006 Form 10-K. As a result, the Company recorded a debit to allowance for doubtful accounts and a credit to accounts receivable.

With reference to the amounts shown for 2007:

•	The negative amount in the “charged to other accounts” column represents a partial reversal of the amount shown in the “charged to other accounts” column in 2006.

In future filings, the Company will add footnotes to the bottom of the schedule to explain these types of adjustments.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Form 8-K Filed August 7, 2008

We note your extensive use of non-GAAP measures under Item 9.01 of the Form 8-K noted above, along with the related disclosures under Item 2.02 of this Form 8-K. It is unclear to us that your current disclosures fully comply with the guidance in Instruction 2 to Item 2.02 of Form 8-K and the related guidance in Item 10(e)(1)(i) of Regulation S-K and our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ). To help us better understand this matter, please respond to the following comments.

14.	We read under Item 2.02 that you present EBITDA and Adjusted EBITDA as performance measures.

•

Based on the guidance in Question 15 to our Non-GAAP FAQ, and consistent with the disclosures within your press release, when EBITDA is presented as a performance measure it should be reconciled to net income. Please explain to us why you have stated under Item 2.02 that the most directly comparable measure is income (loss) from continuing operations before income taxes. Additionally, given the guidance in Question 15 of our Non-GAAP FAQ, it is unclear why your press release also reconciles EBITDA to operating income in several different places as this does not appear appropriate.

Response:

In future filings, Dynegy will revise its 8-K disclosure to reflect that the most comparable GAAP financial measure to EBITDA is net income, and continue to reconcile EBITDA on a consolidated basis to net income. However, because management does not allocate interest expense and income taxes on a segment level, management includes in the discussion of Dynegy’s segment results a reconciliation of EBITDA to operating income in order to provide useful information to analysts and other stakeholders on a segment basis. In future filings, Dynegy will enhance its current disclosure to clarify the reason it is providing this information.

•	We note that the measure you call Adjusted EBITDA excludes a number of recurring items. Tell us how you considered Question 8 of our Non-GAAP FAQ to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management's decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of our Non-GAAP FAQ to demonstrate the usefulness of your non- GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. We remind you that while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, and it is unclear that your current disclosures meet this burden.

Response:

The Company considered Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the non-GAAP FAQ in its disclosures of non-GAAP measures. Management prepares and utilizes internal operating reports that include non-GAAP measures. Specifically, management’s internal operating reports include Adjusted EBITDA (which excludes interest, taxes, depreciation and amortization expenses, the impact of mark-to-market changes and other material items that are unrelated to the Company’s ongoing business activities). These internal operating reports include monthly management financial presentations, annual budgets and monthly forecasts. Management uses these reports to allocate resources, determine the Company’s ability to fund capital expenditures, assess performance against its peers and evaluate overall financial performance. Additionally, variations of such measures are used as the basis for determining incentive compensation for the Company’s named executive officers.

While management recognizes the importance of GAAP measures in evaluating the Company, management considers Adjusted EBITDA to be useful in such decisions for several reasons. First, management considers separately items that management believes are not indicative of the Company’s operating performance, typically because they are either out of management’s control or are not items that have a direct correlation to how management is completing its operating responsibilities. An example of this would be a sales transaction, and any related gain or loss. Such a transaction is evaluated separately from the day-to-day operations of the Company’s power generating assets. With respect to mark-to-market adjustments, a large majority of the Company’s derivative financial instruments are entered into to economically hedge future power sales and fuel purchases. The resulting mark-to-market gains (losses) largely reflect changes in prices of power and fuel that relate to the operation of the Company’s power generation facilities in the future. Therefore, management includes the ultimate settlement value of the mark-to-market transactions in the period in which the power to which it is related is produced.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

Further, the Company believes investors should have a view of the same financial measures that management uses, which measures exclude the economic impact of non-cash charges such as amortization and depreciation, mark-to-market gains (losses), as well as items that are not part of the Company’s ongoing or ordinary business. Specifically, analysts, fund managers and other stakeholders that communicate with the Company typically request that the Company provide its financial results in an EBITDA format. They also request that EBITDA exclude mark-to-market gains (losses) as well as other items that are not indicative of normal operating performance.

The Company believes the non-GAAP measures disclosed in its filings are only useful as an additional tool to help management and investors make informed decisions about the Company’s financial and operating performance. By definition, non-GAAP measures do not give a full understanding of the Company; therefore, to be truly valuable, they must be used in conjunction with the GAAP measures. The Company fully recognizes these limitations and, to compensate for them, management reviews the Company’s GAAP results, supplements the results with the non-GAAP measures, warns investors that non-GAAP financial measures may not be comparable to similarly titled measures used by other companies and further cautions investors not to view EBITDA and adjusted EBITDA as alternatives to the GAAP measures of Net Income or Operating Income. The Company compensates for these limitations by providing prominent disclosure and reconciliation to the most equivalent GAAP measures.

In future disclosures that include these non-GAAP measures, the Company will revise and enhance its disclosure to reflect the information stated above.

15.	We assume from your disclosures under Item 2.02 that you present Free Cash Flow, Adjusted Cash Flow from Operations and Adjusted Free Cash Flow as liquidity measures.

•

As indicated in Question 12 of our Non-GAAP FAQ, while these measures should be reconciled to the most directly comparable GAAP measure, which we assume would be cash flows from operations in all cases, you should present subtotals for all three major categories of the statement of cash flows to provide context when presenting a non-GAAP liquidity measure.

Response:	In future filings, the Company will present subtotals for all three major categories of the statement of cash flows to provide context when presenting these non-GAAP numbers.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

•

In addition, you should provide all disclosures indicated by Question 13 of our Non-GAAP FAQ, including disclosing that other companies may calculate these measures differently and clearly discussing all material limitations of these measures.

Response:	In future filings the Company will enhance its current disclosures to include the following:

Cash Flow Measures. Our cash flow measures may not be representative of the amount of residual cash flow that is available to us for discretionary expenditures, since they may not include deductions for mandatory debt service requirements ~~all~~and other non-discretionary expenditures. We believe, however, that our cash flow measures are useful because they measure the cash generating ability of our operating asset-based energy business relative to our capital expenditure obligations and financial performance. However, these cash flow measures do not have standardized definitions; therefore, it may not be possible to compare these financial measures with other companies’ cash flow measures having the same or similar names. The most directly comparable GAAP financial measure to the below measures is cash flow from operations.

~~“Free Cash Flow” – is cash flow from operations less maintenance and environmental capital expenditures.~~

“Adjusted Cash Flow from Operations” – is cash flow from operations excluding cash payments on significant items.

“Adjusted Free Cash Flow” – is ~~Adjusted Cash Flow from Operations,~~ cash flow from operations excluding cash payments on significant items less maintenance and environmental capital expenditures.

•

While we note that you reconcile Adjusted Cash Flow from Operations to Cash Flow from Operations, it is unclear to us how your additional reconciliation of Adjusted Cash Flow from Operations to Adjusted EBITDA complies with the related guidance since you are reconciling one non-GAAP measure to another non-GAAP measure and you are reconciling a liquidity measure to an operating measure.

Response:

As a result of your question, the Company recognizes the potential for confusion in the way the information is currently presented; however, the information you are referring to is not intended to be a reconciliation of the non-GAAP numbers to GAAP measures. Management currently reconciles Adjusted Free Cash Flow to the most directly comparable GAAP measure, Cash Flow from Operations. Management also reconciles Adjusted EBITDA to the most directly comparable GAAP measure, Net Income (Loss). However, the Company provides additional information related to these non-GAAP measures to

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

demonstrate the relationship between Adjusted EBITDA and Adjusted Free Cash Flow. Similar to the relationship between Net Income and Cash Flow from Operations, the Company assists analysts and stakeholders by walking through the adjustments from Adjusted EBITDA to Adjusted Free Cash Flow in order to demonstrate the relationship between the performance measure and the liquidity measure. To address the potential for misunderstanding, in all future filings in which this information is presented, the Company will include a footnote that states “This is not intended to be a reconciliation of non-GAAP measures pursuant to Regulation G; all reconciliations of non-GAAP financial measures to GAAP measures can be found in the schedules attached hereto.”

•

It is unclear to us that your presentation of Free Cash Flow or Adjusted Free Cash Flow is appropriate since you do not appear to have provided a reconciliation of these measures to the most directly comparable GAAP measure.

Response:

In future filings, the Company will remove Free Cash Flow from its definitions. Currently, the Company provides a reconciliation of Cash Flow from Operations to Adjusted Cash Flow from Operations, and also a separate reconciliation of Adjusted Cash Flow from Operations to Adjusted Free Cash Flow. In future filings, the Company will add a separate reconciliation of Cash Flow from Operations to Adjusted Free Cash Flow in the form of the following example:

Cash Flow from Operations	$ 32
Legal and regulatory payments	21
Adjusted Cash Flow from Operations	53
Maintenance capital expenditures	(63)
Environmental capital expenditures	(94)
Adjusted Free Cash Flow	$ (104)

16.

We note your references to Net Debt, Net Debt and Other Obligations and Net Debt and Other Obligations Associated with Operating Assets under Item 2.02. However, you do not appear to have presented any of these measures in your press release. Please ensure that your narrative disclosures correspond to the non-GAAP measures included in your press release as this may be confusing to your readers.

Response:

In future filings, the Company will remove, if not used, the references to Net Debt, Net Debt and Other Obligations and Net Debt and Other Obligations Associated with Operating Assets under Item 2.02 of Form 8-K and ensure that only those non-GAAP measures used in the earnings press release and related schedules are included in the Form 8-K.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

October 13, 2008

17.

We note that throughout the narrative of your press release you often quantify and analyze non-GAAP measures without providing equal or greater narrative prominence to the related GAAP measures. Please ensure that you provide equal or greater prominence to presentation and analysis of the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:	In future disclosures that include non-GAAP measures, the Company will provide equal or greater prominence to presentation and analysis of the most directly comparable GAAP financial measures.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-767-8477; Carolyn Stone, Senior Vice President and Controller at 713-767-5141; or Lance Schuler of Andrews Kurth LLP at 713-220-4477. Thank you.

Very truly yours,

/s/	Holli C. Nichols

Holli C. Nichols
Executive Vice President and Chief Financial Officer

cc:	Ms. Yong Kim, Securities and Exchange Commission
Mr. Bruce A. Williamson, Chairman , President and Chief Executive Officer, Dynegy Inc.
Mr. J. Kevin Blodgett, EVP and General Counsel, Dynegy Inc.
Ms. Carolyn J. Stone, SVP & Controller, Dynegy Inc.
Mr. Kent Stephenson, SVP & Deputy General Counsel, Dynegy Inc.
Mr. William L. Trubeck, Chairman, Audit and Compliance Committee Dynegy Inc.

Mr. W. Lance Schuler, Andrews Kurth LLP

Mr. Herb Listen, Ernst & Young LLP